Enterra Energy Trust Notice of Third Quarter 2009 Results, Conference Call and Webcast Details

Calgary, Alberta – (Marketwire – November 9, 2009) Enterra Energy Trust (“Enterra” or the “Trust”) will be announcing third quarter 2009 financial and operating results on Friday, November 13, 2009 prior to market opening.  A conference call and live audio webcast to discuss these results has been scheduled for Monday, November 16, 2009 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the call on November 16, 2009, please dial 1-866-223-7781 or 416-340-8018 in Toronto.  The audio webcast will be available on the homepage of Enterra’s website at www.enterraenergy.com.  The replay will be accessible in the Investor Relations section of Enterra’s website, or by dialing 1-800-408-3053 or 416-695-5800, followed by passcode 2424473#.  The replay of the conference call will be available until 11:59 p.m. Mountain Time, November 23, 2009.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra’s trust units are listed on the New York Stock Exchange under the symbol ENT.  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 50 percent natural gas and 50 percent crude oil and natural gas liquids.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or 1-877-263-0262
Webmail: info@enterraenergy.com

www.enterraenergy.com